SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Big Rock Partners Acquisition Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

089482 103
(CUSIP Number)

David M. Nussbaum Steven Levine BRAC Lending Group LLC 366 Madison Avenue, 8th Floor New York, NY 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 089482 103	SCHEDULE 13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David M. Nussbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,638,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,638,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,638,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 089482 103	SCHEDULE 13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Steven Levine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,638,000 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,638,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,638,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 089482 103	SCHEDULE 13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) BRAC Lending Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,500,000 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,500,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 089482 103	SCHEDULE 13D	Page 5 of 11 Pages

This Schedule 13D (“Schedule 13D”) is filed by David M. Nussbaum (“Nussbaum”), Steven Levine (“Levine”) and BRAC Lending Group LLC (“BRAC Lending”) with respect to ownership of shares of common stock, par value $0.001 (the “Common Stock”), of Big Rock Partners Acquisition Corp., a Delaware corporation (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 9,035,500 shares of Common Stock outstanding as of November 7, 2018.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 2645 N. Federal Highway, Suite 230, Delray Beach, Florida 33483.

Item 2. Identity and Background.

The business address of each of Nussbaum and Levine is 366 Madison Avenue, 8th Floor, New York, New York 10017. The business address of BRAC Lending is c/o David M. Nussbaum, 366 Madison Avenue, 8th Floor, New York, New York 10017.

Nussbaum is the Chairman of the Board of EarlyBirdCapital, Inc., an investment banking firm (“EBC”). Levine is the Chief Executive Officer of EBC. BRAC Lending is a limited liability company formed to hold certain securities of the Issuer reported on in this Schedule 13D. Each of Nussbaum and Levine is a managing member of BRAC Lending.

Neither Nussbaum, Levine nor BRAC Lending has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Nussbaum, Levine nor BRAC Lending has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of Nussbaum and Levine is a citizen of the United States. BRAC Lending is a Delaware limited liability company.

CUSIP No. 089482 103	SCHEDULE 13D	Page 6 of 11 Pages

Item 3. Sources and Amount of Funds or Other Consideration.

On November 17, 2018, the Issuer entered into an agreement (the “Transfer Agreement”) with Big Rock Partners Sponsor, LLC, the Issuer’s sole stockholder prior to the Issuer’s initial public offering (the “Seller”), and BRAC Lending. Pursuant to the Transfer Agreement, among other things, the Seller transferred an aggregate of 1,500,000 shares of Common Stock (the “Insider Shares”) to BRAC Lending in consideration of BRAC Lending’s agreements referred to below and aggregate cash consideration of $1.00.

Pursuant to the Transfer Agreement, the Seller agreed to take all actions reasonably necessary to extend the period of time the Issuer has to consummate an initial business combination (“Business Combination”) up to two times for an aggregate of up to six months (the “Extensions”). BRAC Lending has agreed to loan the Issuer the funds necessary to obtain the Extensions (the “Extension Funds”) when and as required by the documentation entered into by the Issuer in connection with its initial public offering. Such loans were evidenced by a promissory note (“Note”). The Note is non-interest bearing and is payable upon consummation of any Business Combination. If the Issuer does not consummate a Business Combination, the Note will be cancelled and any outstanding indebtedness thereunder forgiven except to the extent of any funds held outside of the trust account established by the Issuer in connection with its initial public offering (“Trust Account”) after paying all other due and payable fees and expenses of the Issuer incurred prior to the date of such failure to so consummate a Business Combination. On November 20, 2018, BRAC Lending loaned the Issuer an aggregate of $690,000 in order to obtain the first three-month Extension and the Issuer issued the Note to BRAC Lending in such amount.

EBC has introduced Seller and the Issuer to a prospective target business for a proposed Business Combination (“Introduced Target”). Pursuant to the Transfer Agreement, the Issuer agreed, subject to all fiduciary obligations, to work expeditiously towards the negotiation, preparation and execution and delivery of definitive documentation with respect to a Business Combination with the Introduced Target. In return, BRAC Lending agreed to loan to the Issuer the funds necessary to pay all expenses incurred by the Issuer in connection with, and in order to consummate, a Business Combination with the Introduced Target, including but not limited to, accounting, legal, advisory and financial printer fees, upon presentment of proper invoices evidencing such expenses. The amount of any such loans will be added to the Note.

If the Issuer is unable to enter into definitive documentation for a Business Combination with the Introduced Target for any reason, BRAC Lending has agreed to use its best efforts to locate an alternative target business for the Issuer to consummate a Business Combination with (“Alternative Target”) and the Issuer agreed to work expeditiously towards consummating a Business Combination with the Alternative Target, subject to all fiduciary obligations.

CUSIP No. 089482 103	SCHEDULE 13D	Page 7 of 11 Pages

Item 4. Purpose of Transaction.

The acquisition reported on in this Schedule 13D was made for investment purposes. Each of Nussbaum, Levine and BRAC Lending may acquire or dispose of additional securities or sell securities of the Issuer from time to time in the market or in private transactions. Additionally, each of Nussbaum and Levine hold a unit purchase option (“Purchase Option”) to purchase 80,000 units of the Issuer and EBC Holdings, Inc. (“EBCH”), an entity of which Nussbaum is Chairman of the Board and Levine is Chief Executive Officer and which is the parent of EBC, holds a Purchase Option to purchase 370,000 units of the Issuer. Such Purchase Options were issued to Nussbaum, Levine and EBCH in connection with the Issuer’s initial public offering where EBC acted as representative of the underwriters for the offering. Each Purchase Option is exercisable commencing upon consummation by the Issuer of a Business Combination. Each unit issuable upon exercise of the Purchase Options will consist of one share of Common Stock, one right entitling the holder to receive one tenth (1/10) of a share of Common Stock upon consummation of a Business Combination and one-half of one warrant, each whole warrant entitling the holder to purchase one share of Common Stock for $11.50 per whole share. Except as described herein, neither Nussbaum, Levine nor BRAC Lending has any other agreement to acquire additional shares of Common Stock of the Issuer at this time.

Except as discussed above, neither Nussbaum, Levine nor BRAC Lending has any other plans or proposals to acquire or dispose of securities of the Issuer, effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause a change in the present board of directors or management of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Nussbaum is the beneficial owner of 1,638,000 shares of Common Stock of the Issuer, or approximately 18.1% of the Issuer’s outstanding shares of Common Stock. Of the 1,638,000 shares of Common Stock of the Issuer, the 1,500,000 Insider Shares are held by BRAC Lending, of which Nussbaum is a managing member, and 138,000 shares of Common Stock are held by EBC, of which Nussbaum is Chairman of the Board. The 138,000 shares of Common Stock were issued to EBC in connection with the Issuer’s initial public offering where EBC acted as representative of the underwriters for the offering. As a result, Nussbaum has shared voting and dispositive power over such shares. The foregoing does not include 80,000 units (and underlying securities) which may be issued to Nussbaum upon exercise of the Purchase Option held by Nussbaum and 370,000 units (and underlying securities) which may be issued to EBCH upon exercise of the Purchase Option held by EBCH, which Purchase Options may not be exercisable within 60 days.

CUSIP No. 089482 103	SCHEDULE 13D	Page 8 of 11 Pages

Levine is the beneficial owner of 1,638,000 shares of Common Stock of the Issuer, or approximately 18.1% of the Issuer’s outstanding shares of Common Stock. Of the 1,638,000 shares of Common Stock of the Issuer, the 1,500,000 Insider Shares are held by BRAC Lending, of which Levine is a managing member, and 138,000 shares of Common Stock are held by EBC, of which Levine is Chief Executive Officer. The 138,000 shares of Common Stock were issued to EBC in connection with the Issuer’s initial public offering where EBC acted as representative of the underwriters for the offering. As a result, Levine has shared voting and dispositive power over such shares. The foregoing does not include 80,000 units (and underlying securities) which may be issued to Levine upon exercise of the Purchase Option held by Levine and 370,000 units (and underlying securities) which may be issued to EBCH upon exercise of the Purchase Option held by EBCH, which such Purchase Options may not be exercisable within 60 days.

BRAC Lending is the beneficial owner of 1,500,000 shares of Common Stock of the Issuer, or approximately 16.6% of the Issuer’s outstanding shares of Common Stock. BRAC Lending has the sole voting and dispositive power over the shares of Common Stock of the Issuer held by it.

In the last 60 days, neither Nussbaum, Levine nor BRAC Lending has effected any transactions of the Issuer’s shares of Common Stock, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 20, 2017, the Issuer entered into an underwriting agreement with EBC in connection with the Issuer’s initial public offering. Pursuant to the underwriting agreement, the Issuer issued to EBC 138,000 shares of Common Stock. EBC agreed not to transfer, assign or sell any such shares without the Issuer’s prior consent until the completion of an initial Business Combination. In addition, EBC agreed (i) to waive its redemption rights with respect to such shares in connection with the completion of a Business Combination and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such shares if the Issuer fails to complete a Business Combination within the period of time required by the Issuer’s charter documents.

Effective November 17, 2018, BRAC Lending became party to that certain Registration Rights Agreement, dated as of November 20, 2017, by and among the Issuer and the Seller (“Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the parties are entitled to certain demand and “piggy-back” registration rights for the Insider Shares and certain other securities that may be owned by them.

CUSIP No. 089482 103	SCHEDULE 13D	Page 9 of 11 Pages

The Insider Shares held by BRAC Lending are held in escrow pursuant to a Stock Escrow Agreement, dated as of November 20, 2017 (“Escrow Agreement”). Pursuant to the Escrow Agreement, the Insider Shares will be held in escrow and released only if the Issuer’s Business Combination is successfully completed. Subject to certain limited exceptions, these shares will not be transferred, assigned, sold or released from escrow until one year after the date of the consummation of the Issuer’s Business Combination, or earlier with respect to 50% of the shares if, subsequent to closing of a Business Combination, the last sales price of the Issuer’s Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Issuer’s Business Combination. Furthermore, all shares will be released from escrow if, following an initial Business Combination, the Issuer consummates a subsequent liquidation, merger, share exchange or other similar transaction which results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

On November 17, 2018, BRAC Lending also entered into a letter agreement with the Issuer. Pursuant to the letter agreement, BRAC Lending agreed, among other things, to vote all shares owned by it in favor of any proposed Business Combination, to not seek redemption of any Insider Shares and that it would not be entitled to receive any liquidation distributions from the Issuer’s Trust Account with respect to its Insider Shares held in escrow pursuant to the Escrow Agreement described above.

Item 7. Material to be filed as Exhibits.

1. Transfer Agreement, dated November 17, 2018, by and among the Issuer, Big Rock Partners Sponsor LLC and BRAC Lending Group LLC (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on November 20, 2018).

2. Stock Escrow Agreement, dated as of November 20, 2017, by and among the Issuer, Big Rock Partners Sponsor LLC and Continental Stock Transfer & Trust Company (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 22, 2017).

3. Registration Rights Agreement, dated as of November 20, 2017, by and among the Issuer and Big Rock Partners Sponsor LLC (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 22, 2017).

4. Underwriting Agreement, dated as of November 20, 2017, by and among the Issuer and EarlyBirdCapital, Inc. (Incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 22, 2017).

5. Stock Escrow Agent Letter, dated November 17, 2018 by and among the Issuer, Big Rock Partners Sponsor LLC, BRAC Lending Group LLC and Continental Stock Transfer & Trust Company (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed on November 20, 2018).

6. Registration Rights Assignment Agreement, dated November 17, 2018, by and among the Issuer and Big Rock Partners Sponsor LLC (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed on November 20, 2018).

7. Letter agreement of BRAC Lending Group LLC (Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed on November 20, 2018).

8. Promissory Note, dated November 20, 2018, for $690,000 in favor of BRAC Lending Group LLC (Incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed on November 20, 2018).

9. Joint Filing Agreement, by and among David M. Nussbaum, Steven Levine and BRAC Lending Group LLC.

CUSIP No. 089482 103	SCHEDULE 13D	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2018

/s/ David M. Nussbaum
DAVID M. NUSSBAUM

/s/ Steven Levine
STEVEN LEVINE

BRAC LENDING GROUP LLC

By:	/s/ Steven Levine
Name: Steven Levine
Title: Managing Member

CUSIP No. 089482 103	SCHEDULE 13D	Page 11 of 11 Pages

JOINT FILING AGREEMENT

AGREEMENT dated as of November 26, 2018 between David M. Nussbaum, Steven Levine and BRAC Lending Group LLC (each a “Party”, together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership in shares of common stock, par value $0.001 per share, of Big Rock Partners Acquisition Corp. Each Party hereto agrees that the Schedule 13D, dated on or about the date hereof, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

/s/ David M. Nussbaum
DAVID M. NUSSBAUM

/s/ Steven Levine
STEVEN LEVINE

BRAC LENDING GROUP LLC

By:	/s/ Steven Levine
Name: Steven Levine
Title: Managing Member